Tull Florey Direct: +1 346.718.6767 Fax: +1 346.718.6901 TFlorey@gibsondunn.com Gibson, Dunn & Crutcher LLP 811 Main Street Houston, TX 77002-6117 Tel 346.718.6600 www.gibsondunn.com Beijing  Brussels  Century City  Dallas  Denver  Dubai  Frankfurt  Hong Kong  Houston  London  Los Angeles  Munich New York  Orange County  Palo Alto  Paris  San Francisco  São Paulo  Singapore  Washington, D.C. December 16, 2022 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Brian McAllister Re: Valaris Limited Form 10-K for the fiscal year ended December 31, 2021 Filed on February 22, 2022 Form 8-K filed on November 1, 2022 File No. 001-08097 Dear Mr. McAllister: Valaris Limited (the “Company”) is in receipt of the comment letter dated December 15, 2022 from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced filings. On behalf of the Company, I hereby request that the Staff permit the Company to provide its response to the comments by January 9, 2023, which is five business days after the originally requested response date. If you have any questions, please contact the undersigned at (346) 718-6767. Sincerely, /s/ Tull R. Florey Tull R. Florey cc: Cristopher T. Weber, Valaris Limited Davor Vukadin, Valaris Limited